

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2014

Via E-Mail
Mr. Kevin M. Farr
Chief Financial Officer
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012

> **Re: Mattel, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed February 26, 2014**
> **File No. 001-05647**
> **Form 10-Q for the period ended March 31, 2014**
> **Filed April 29, 2014**
> **File No. 001-05647**

Dear Mr. Farr:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the period ended March 31, 2014

Note 20. Contingencies, page 17

1. We note that on January 13, 2014, MGA filed a new, but virtually identical, trade-secrets claim against Mattel in Los Angeles County Superior Court as the one dismissed in December 31, 2013. Mattel was served with the complaint on January 23, 2014. In its complaint, MGA purports to seek damages in excess of $1 billion. Mattel believes that MGA's claim should be barred as a matter of law, and intends to vigorously defend against it. Accordingly, Mattel does not believe a loss is probable and, therefore, a liability has not been accrued as of March 31, 2014. Please note that if an exposure to loss exists pursuant to the provisions of ASC 450-20-30-1, in addition to disclosure of the

contingency, if there is at least a reasonable possibility that a loss or an additional loss may have been incurred, the disclosure should provide an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Given your lengthy experience with the case, please tell us, and revise to disclose, the range of possible loss related to this litigation, if any, or state that such an estimate cannot be made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or, in her absence, Claire Erlanger, at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions at (202) 551-3750.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief